

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2017

Via E-mail
Mr. Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
199 Bay Street, Suite 2000
P.O. Box 285, Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada

>   **Re: Franco-Nevada Corporation**
>   **Form 40-F for Fiscal Year Ended December 31, 2016**
>   **Filed March 22, 2017**
>   **File No. 001-35286**

Dear Mr. Rana:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies
(f) Royalty, Stream and Working Interests, page 11
(g) Working Interests in Oil and Gas Properties, page 12

1.   You capitalize assets related to "advanced" royalty, stream and working interests pursuant to IFRS 6. You also define "advanced" assets as projects that, in management's view, have a reasonable possibility of generating steady-state revenue for the Company in the next five years or are properties under development permitting, feasibility or advanced exploration. For each of these scenarios you note in your definition of "advanced", please tell us how that definition is consistent with paragraph 5(b) of IFRS 6,

including why each of these scenarios has not already demonstrated technical feasibility and commercial viability and how your use of a five-year timeline is consistent with IFRS 6. Please also tell us how and when you determine interests should be transferred from the scope of IFRS 6 to IAS 16, and tell us when you perform your impairment assessment pursuant to paragraph 17 of IFRS 6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or me at (202) 551-3769, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining